IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

(In thousands)

Total stockholder's equity per balance sheet	$	34,076
Additions to capital – deferred tax adjustment		3,325
Total stockholder's equity for computation of net capital		37,401
Nonallowable assets		19,054
Haircuts on securities		943
Net capital		17,404
Minimum net capital requirements		2,950
Excess of net capital over minimum net capital requirement	$	14,454
Aggregate indebtedness	$	44,251
Ratio aggregate indebtedness to net capital		2.54

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.